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                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A
                               (AMENDMENT NO.2)



              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                             TYLAN GENERAL, INC.
                          (NAME OF SUBJECT COMPANY)

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                             TYLAN GENERAL, INC.
                     (NAME OF PERSON(S) FILING STATEMENT

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                        COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

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                                 902 169 101
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               DAVID J. FERRAN
                            CHAIRMAN OF THE BOARD,
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             TYLAN GENERAL, INC.
                           15330 AVENUE OF SCIENCE
                         SAN DIEGO, CALIFORNIA 92128
                                (619) 618-1990

     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                  COPIES TO:

       EDWARD S. ROSENTHAL, ESQ.                     D. BRADLEY PECK, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            LANCE W. BRIDGES, ESQ.
   350 SOUTH GRAND AVENUE, 32ND FLOOR                 COOLEY GODWARD LLP
     LOS ANGELES, CALIFORNIA 90071             4365 EXECUTIVE DRIVE, SUITE 1100
             (213)473-2000                       SAN DIEGO, CALIFORNIA 92121
                                                        (619) 550-6000

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        Tylan General, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 17, 1996 and subsequently amended on December 20, 1996, with respect to the tender offer by MCTG Acquisition Corp., a Delaware corporation ("Bidder Sub"), a subsidiary of Millipore Corporation, a Massachusetts corporation ("Bidder"), to purchase all of the outstanding Common Stock, $.001 par value per share (including the associated Series A Junior Participating Preferred Stock Purchase Rights), of the Company. Capitalized terms herein have the meanings assigned to them in the
Schedule 14D-9, unless otherwise defined herein.

8.      Additional Information to be Furnished

        The Neumark Litigation. On December 18, 1996, Bernie Neumark ("Neumark") filed, but did not serve, a complaint against the Company and certain of its current and former directors in the Court of Chancery of the State of Delaware for New Castle County, which complaint is entitled Bernie Neumark v. Tylan General, Inc., et al., Civil Action No. 15433. Neumark filed, but did not serve, an amended complaint on December 27, 1996, a copy of which was forwarded to counsel for the Company (the complaint, as amended, is referred to herein as the "Complaint"). Neumark brought the Complaint as a purported class action on behalf of himself and all other stockholders of the Company other than the defendants and their affiliates (the "Class"). The Complaint alleges, among other things, that the Company and/or certain of its current and former directors breached fiduciary duties owed by them to Neumark and the other members of the Class by (i) breaching their duty of complete disclosure and candor by failing to disclose all material information, (ii) improperly favoring Bidder's Acquisition Proposal and (iii) undertaking efforts to favor themselves at the expense of maximizing value for the benefit of the public stockholders of the Company. As a result, Neumark seeks (a) a declaration that the Complaint is maintainable as a class action,(b) a declaration that the director-defendants committed a gross abuse of trust and breached their fiduciary duties to the Class, (c) injunctive relief against any action which might have the effect of diminishing stockholder value, (d) an order requiring the director-defendants to adequately consider all Acquisition Proposals, (e) an order requiring the director-defendants to supplement this
Schedule 14D-9 with all material information, (f) compensatory damages, (g) costs and disbursements related to the Complaint, including reasonable attorneys' fees and (h) such other relief as is just and proper.

        The Company believes that the allegations in the Complaint are without merit, and the Company intends to vigorously defend itself and its current and former directors against all such allegations.


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                                  SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


                                        TYLAN GENERAL, INC.



                                        By:      /s/ DAVID J. FERRAN
                                           --------------------------------
                                                     David J. Ferran
                                           Chairman of the Board, President
                                              and Chief Executive Officer



Date:  December 31, 1996